EXHIBIT 22
SUBSIDIARIES
The Registrant, Sparton Corporation, an Ohio Corporation, had the following subsidiaries at June 30, 2006:

Domestic Operations:	Incorporated In:
Sparton Electronics Florida, Inc.	Florida
Sparton Technology, Inc.	New Mexico
Spartronics, Inc.	Michigan
Astro Instrumentation, Inc.	Michigan

Foreign Operations:	Incorporated In:
Sparton of Canada, Limited	Ontario, Canada
Spartronics Vietnam Co., LTD	Vietnam

Sparton Corporation 2006 Annual Report	55